UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 24, 2007**

Coca-Cola Enterprises Inc.

COCA-COLA ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Delaware	**01-09300**	**58-0503352**
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2500 Windy Ridge Parkway, Atlanta, Georgia 30339
(Address of principal executive offices, including zip code)

(770) 989-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Exhibit Index Page 4

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements for Officers

At the annual meeting of the shareowners of Coca-Cola Enterprises Inc., which occurred on April 24, 2007, the shareowners approved the company's 2007 Incentive Award Plan. The plan is designed to provide incentive compensation to key employees of the company, including its named executive officers. Incentive awards may be provided in the form of cash bonuses and grants of restricted stock, restricted stock units, performance shares, stock options and stock appreciation rights. The plan is attached as Exhibit 10.1. The form of agreement under with restricted stock units may be made to named executive officers is attached as Exhibits 10.2.

Item 9.01(d).   **Exhibits**

10.1   Coca-Cola Enterprises Inc. 2007 Incentive Award Plan

10.2   Form of Restricted Stock Unit Award Agreement (Senior Officers) in connection with the 2007 Incentive Award Plan

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC.
(Registrant)

Date: April 30, 2007

By: /S/ JOHN J. CULHANE

John J. Culhane
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit 10.1   Coca-Cola Enterprises Inc. 2007 Incentive Award Plan

Exhibit 10.2   Form of Restricted Stock Unit Award Agreement (Senior Officers) in connection with the 2007 Incentive Award Plan

EXHIBIT 10.1

COCA-COLA ENTERPRISES INC.

2007 INCENTIVE AWARD PLAN

1. ***Purpose***. The purpose of this 2007 Incentive Award Plan (the "Plan") is to assist Coca-Cola Enterprises Inc. (the "Company") and its Subsidiaries in attracting, retaining, and rewarding high-quality executives, employees, and other persons who provide services to the Company and/or its Subsidiaries, enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company's shareowners, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of shareowner value.

2. ***Definitions***. For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1, above:

(a) "Award" means any Option, SAR, Restricted Stock, Restricted Stock Unit, and Cash Incentive Award granted under this Plan.

(b) "Beneficiary" means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(a). If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(c) "Board" means the Company's Board of Directors.

(d) "Cash Incentive Award" means a Performance Award granted to a Participant under Section 6(f).

(e) "Cause" means (i) willful or gross misconduct by the Eligible Employee that is materially detrimental to the Company or a Subsidiary, including but not limited to a violation of the Company's trading policy or code of business conduct, (ii) acts of personal dishonesty or fraud by an Eligible Employee toward the Company or a Subsidiary, (iii) the Eligible Employee's conviction of a felony, except for a conviction related to vicarious liability based solely on his position with the Company or a Subsidiary, provided that the Eligible Employee had no involvement in actions leading to such liability or had acted upon the advice of the Company's or a Subsidiary's counsel or (iv) the Eligible Employee's refusal to cooperate in an investigation of the Company if requested to do so by the Board.

(f) "Change in Control" means the occurrence of any of the circumstances described below in subparagraphs (i) through (iv)

(i) If any "person" (except for the Company or any Subsidiary, a trustee or other entity holding securities under any employee benefit plan of the Company or any Subsidiary, or The Coca-Cola Company, but only to the extent of its "Current Ownership") is or becomes the "beneficial owner" directly or indirectly, of securities of the Company representing more than 20% of the combined total voting power of the Company's then-outstanding securities.

As used in this definition of Change in Control, "person" is used as defined in Sections 13(d) and 14(d) of the Exchange Act; "beneficial owner" is used as defined in Rule 13d-3 of the Exchange Act; and "Current Ownership" of The Coca-Cola Company means that entity's direct and indirect beneficial ownership of no more than an aggregate of 168,956,718 shares of the Company's Stock (including shares of the Company's Stock issuable upon the exercise, exchange or conversion of securities exercisable or exchangeable for, or convertible into, shares of the Company's Stock), the aggregate number being subject to adjustment for subsequent stock splits or dividends payable in stock that are applicable to all shares of the Company's Stock. For the avoidance of doubt, a change in the current ownership of The Coca-Cola Company (an "Ownership Change") shall have occurred upon that entity's becoming the beneficial owner of any additional shares of the Company's Stock, except for

(A)   the beneficial ownership of such shares occurring by reason of the adjustments described in the

preceding sentence,

(B)   the beneficial ownership of shares owned by another entity (not exceeding 0.10 percent of the Company's then-outstanding Stock) upon that entity's being acquired by The Coca-Cola Company or a Subsidiary, provided that such shares are disposed of by The Coca-Cola Company or its Subsidiary to an unrelated third party within 30 days of their being acquired, provided, however, that if the disposition has not occurred within the 30-day period, the Ownership Change shall be deemed to have occurred when the beneficial ownership was first acquired; and

(C)   the beneficial ownership of the Company's Stock acquired with the prior consent of the Affiliated Transaction Committee of the Board,

so that upon such Ownership Change, the entire beneficial ownership of The Coca-Cola Company shall be considered in determining whether The Coca-Cola Company is the beneficial owner directly or indirectly of securities of the Company representing more than 20% of the total combined voting power of the Company's then-outstanding securities.

(ii) If during any period of two consecutive years, the individuals constituting the Board at the beginning of the two-year period (and any new director, except for a director designated by a person who has entered into an agreement with the Company to effect a Change in Control described in clause (i), (iii) or (iv), whose election by the Board or nomination for election by the Company's shareowners was approved by a vote of at least two-thirds of the directors then still in office who were either directors at the beginning of the two-year period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board.

(iii) If the shareowners of the Company approve a merger, consolidation or share exchange with any other "person," other than (A) a merger, consolidation or share exchange that would result in the voting securities of the Company outstanding immediately prior to such event continuing to represent (either by remaining outstanding or being converted into voting securities of either (I) the surviving entity or (II) another entity that owns, directly or indirectly, the entire voting interest in the surviving entity (the "parent")) more than 50% of the voting power of the voting securities of the Company or the surviving entity (or its parent) outstanding immediately after such event, or (B) a merger or consolidation effected to implement a recapitalization of the Company in which no "person" acquires more than 30% of the combined voting power of the Company's then-outstanding securities, then a Change in Control shall have occurred immediately prior to such merger, consolidation or share exchange.

(iv) If the shareowners of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect).

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(h) "Committee" means not less than two members of the Human Resources and Compensation Committee of the Board, each of whom shall be (i) a "disinterested director" within the meaning of Rule 16b-3 under the Exchange Act, unless administration of the Plan by "disinterested directors" is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan, and (ii) an "outside director" as defined under Code Section 162(m), unless the action taken pursuant to the Plan is not required to be taken by "outside directors" in order to qualify for tax deductibility under Code Section 162(m).

(i) "Covered Employee" shall have the same meaning as "Covered Employee" under Code Section 162(m) and regulations thereunder.

(j) "Dividend Equivalents" means an amount credited under a Participant's Restricted Stock Unit Award, which amount is equal to the dividends paid on the Stock, determined as if the Restricted Stock Unit were a share of Stock on the record date of any such dividend.

(k) "Effective Date" means April 24, 2007, subject to the approval of the shareowners of the Company.

(l) "Eligible Person" means directors, Executive Officers, other officers and employees of the Company or of any Subsidiary, as well as other persons providing key services to the Company or a Subsidiary.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and

successor provisions and rules thereto.

(n) "Executive Officer" means an executive officer of the Company as defined under the Exchange Act.

(o) "Fair Market Value" means the fair market value of Stock or other property as determined by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of Stock shall be the closing price of a share of Stock on the date for which the determination is made, or on the next preceding day if such date was not a trading day, as reported on the New York Stock Exchange Composite Listing reflecting composite trading as of 4:00 p.m., Eastern Time on the trading day.

(p) "Good Reason" means the Participant's (i) material demotion or diminution of duties, responsibilities and status; (ii) material reduction in both base salary and annual incentive opportunities (except for reductions in annual incentive opportunities due to individual performance adjustments); or (iii) assignment to a position requiring relocation of more than 50 miles from the Participant's primary workplace (*i.e.*, the Company's corporate headquarters or other location, as applicable), unless the Eligible Employee voluntarily consents to the applicable change in clause (i), (ii), or (iii). The Participant must give written notice to the Company that he considers the change to constitute Good Reason within 60 days of the date on which he or she is notified of such change, and the Company will have 30 days to remedy the matter.

(q) "Interest Credit" means an amount credited under a Participant's Restricted Stock Unit Award, which amount is based on the annual rate equivalent to the weighted average prime lending rate of SunTrust Bank, Atlanta for the relevant calendar year or portion of the calendar year.

(r) "Option" means a right, granted to a Participant under Section 6(b), to purchase Stock at a specified price during specified time periods.

(s) "Participant" means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(t) "Performance Award" means an Award, or the right to receive an Award, granted to an Eligible Person under Section 8, which Award or right shall be subject to the performance criteria specified by the Committee.

(u) "Restricted Stock" means Stock granted to a Participant under Section 6(d), that is subject to certain restrictions and to a risk of forfeiture.

(v) "Restricted Stock Unit" means a right, granted to a Participant under Section 6(e), to receive Stock, cash or a combination of the foregoing.

(w) "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act or any similar law or regulation that may be a successor thereto.

(x) "Stock" means shares of common stock, $1 par value, of the Company.

(y) "Stock Appreciation Right" or "SAR" means a right granted to a Participant under Section 6(c).

(z) "Subsidiary" means any corporation or other business organization in which the Company owns, directly or indirectly, 20% or more of the voting stock or capital or profits interest at the time of the granting of an Award under this Plan.

3. ***Administration.***

(a) *Authority of the Committee.* The Plan shall be administered by the Committee**.** The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to interpret the provisions of the Plan, select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, interpret the Plan and Award agreements and correct defects, supply omissions or reconcile inconsistencies therein, ensure that Awards continue to qualify under Rule 16b-3, and make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Subsidiaries, its shareowners, Participants, Beneficiaries, transferees under Section 10(a) or other persons claiming rights from or through a Participant.

(b) *Limitation of Liability*. In addition to such other rights of indemnification as they have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against reasonable expenses (including, without limitation, attorneys' fees) incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal, to which they or any of them may be a party by reason of any action taken or failure to act in connection with the Plan or awards granted thereunder, and against all amounts paid by them in settlement (provided such settlement is approved to the extent required by and in the manner provided by the Certificate of Incorporation or Bylaws of the Company relating to indemnification of directors) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding.

4. **Stock Subject to Plan.**

(a) *Overall Number of Shares Available for Delivery*. Subject to adjustment as provided in Section 10(b), the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be 28,000,000. No more than 5,000,000 shares of Stock will be available for incentive stock options within the meaning of Code Section 422. The Stock shall be made available from authorized and unissued shares or from Stock held by the Company in its treasury.

(b) *Availability of Shares Not Delivered Under Awards*. Shares of Stock subject to an Award under the Plan that is expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Participant will again be available for Awards under the Plan. Stock received by the Company in payment upon the exercise of an Option will not be the subject of a subsequent Award.

5. **Eligibility; Per-Person Award Limitations**. Awards may be granted under the Plan only to Eligible Persons. Subject to adjustment as provided in Section 10(b), no Eligible Person may be granted Options and SARs under this Plan that, considered together, relate to more than 3,000,000 shares of Stock, and no Eligible Person may be granted Restricted Stock and Restricted Stock Units under this Plan that, considered together, relate to more than 1,500,000 shares of Stock. The maximum number of shares of Stock with respect to which Options and SARs may be granted to any Eligible Person in any calendar year is 1,000,000. The maximum value of Cash Incentive Awards that can be earned in respect of any calendar year by any Eligible Person shall be $5,000,000.

6. **Specific Terms of Awards.**

(a) *General.* Awards may be granted on the terms and conditions set forth in this Section 6.

(i) The Committee also may impose on any Award or the exercise, at the date of grant or thereafter (subject to Section 10(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment by the Participant and terms permitting a Participant to make elections relating to his or her Award.

(ii) The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is imposed in the Award agreement.

(b) *Options.* The Committee is authorized to grant Options to Eligible Persons on the following terms and conditions:

(i) *Exercise Price.* The exercise price per share of Stock purchasable under an Option shall be determined by the Committee, provided that such exercise price shall be not less than the Fair Market Value of a share of Stock on the date of grant of such Option.

(ii) *Time and Method of Exercise.* Awards of Options may contain such provisions as the Committee shall determine appropriate, including provisions related to the vesting of the Option, the times at which, or the circumstances under which, an Option may be exercised, and the methods by which such exercise price may be paid or deemed to be paid.

(iii) *Duration of Options.* Awards will contain a provision stating the duration of an Option, which duration may not exceed 10 years from the date of grant.

(iv) *Character of Options*. Unless otherwise specified in the Award agreement, any Option issued shall be a non-statutory option.

(v) *Options Granted to International Participants.* Options granted to an Eligible Person who is subject to the laws of a country other than the United States of America may contain terms and conditions inconsistent with the provisions of this Plan or may be granted under such supplemental documents, as required or appropriate under such country's laws.

(c) *Stock Appreciation Rights.* The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

(i) *Right to Payment.* An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR, which payment may be satisfied by delivery of cash or Stock.

(ii) *Other Terms.* The Committee shall determine the terms and conditions of any SAR, including but not limited to, the times at which and the circumstances under which an SAR may be exercised, the method of exercise, the method of settlement, and the method by which Stock, if any, will be delivered or deemed to be delivered to Participants.

(d) *Restricted Stock.* The Committee is authorized to grant Restricted Stock to Eligible Persons on the following terms and conditions:

(i) *Grant and Restrictions.* Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), and in such installments or otherwise, as the Committee may determine at the date of grant or thereafter.

(ii) *Right as Shareowner.* Except to the extent limited under any Award agreement relating to Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a shareowner, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee).

(iii) *Certificates for Stock.* Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to applicable restrictions, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) *Dividends and Splits.* As a condition to the grant of an Award of Restricted Stock, the Committee may require that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock or applied to the purchase of additional Awards under the Plan. Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) *Restricted Stock Units.* The Committee is authorized to grant Restricted Stock Units to Eligible Persons, subject to the following terms and conditions:

(i) *Restricted Stock Unit Award.* A Restricted Stock Unit shall be recorded in a bookkeeping reserve maintained by the Company as equivalent to the Fair Market Value of a share of the Company's Stock on the date of grant, unless otherwise determined by the Company.

(ii) *Grant and Restrictions.* A Restricted Stock Unit shall be subject to such risk of forfeiture and other conditions as the Committee may impose, which restrictions may lapse, or conditions be satisfied, separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), and in such installments or otherwise, as the Committee may determine at the date of grant.

(iii) *Dividend Equivalents and Interest Credits.* As specified in the Award agreement, Dividend Equivalents and/or Interest Credits related to a Restricted Stock Unit may also be credited on behalf of a Participant and/or converted to additional Restricted Stock Units.

(iv) *Settlement of Restricted Stock Units and Related Interests.* Restricted Stock Units represent the right to receive Stock, cash, or a combination at the end of a specified period, as specified in the Award agreement or pursuant to the Committee's determination.

(f) *Cash Incentive Awards.* The Committee is authorized to grant Cash Incentive Awards to Participants subject to performance criteria in the manner described in Section 8.

7. ***Certain Other Provisions Applicable to Awards.***

(a) *Term of Awards.* The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or SAR exceed a period of ten years.

(b) *Exemptions from Section 16(b) Liability.* It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt under Rule 16b-3 (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, unless the Participant shall have acknowledged in writing that a transaction pursuant to such provision is to be non-exempt, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b) of the Exchange Act.

(c) *Cancellation of Awards.* Unless the Award agreement specifies otherwise, the Committee may cancel any unexpired, unpaid, or deferred Awards at any time, if the Participant is not in compliance with all applicable provisions of the Award agreement and the Plan.

8. ***Performance Awards.***

(a) *Performance Conditions.* The right of a Participant to exercise or receive a grant, settlement or payment of any Award, and the timing of such grant, settlement or payment, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions, except as limited under Section 8(b) in the case of a Performance Award intended to qualify under Code Section 162(m). The Committee may in its discretion remove the performance conditions from a Performance Award other than a Performance Award granted under Section 8(b) to a Covered Employee.

(b) *Performance Awards Granted to Covered Employees and Certain Eligible Persons.* If the Committee determines that a Performance Award to be granted to an Eligible Person who is or may become a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 8(b).

(i) *Performance Goals Generally.* The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance and associated maximum Award payments with respect to each of such criteria, as specified by the Committee consistent with this Section 8(b). Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder (including Regulation Section 1.162-27 and successor regulations thereto). The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any performance goal or that more than one performance goal must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii) *Business Criteria.* One or more of the following business criteria for the Company, as defined by the Committee, on a consolidated basis, and/or for specified Subsidiaries or business units of the Company (except with respect to the total shareowner return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards: (1) Fair Market Value of shares of the Company's Stock; (2) operating profit; (3) operating income; (4) sales volume of the Company's products; (5) earnings per share; (6) revenues; (7) cash flow; (8) cash flow return on investment; (9) return on assets; (10) return on investment; (11) return on capital; (12) return on equity; (13) return on invested capital; (14) economic value added; (15) operating margin; (16) net income; (17) pretax earnings; (18) pretax earnings before interest; depreciation and amortization; (19) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (20) total shareholder return; and (21) any of the above goals as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparator companies.

(iii) *Performance Period; Timing for Establishing Performance Goals.* Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period, which may overlap with another performance period or periods, of up to ten years, as specified by the Committee. Performance goals shall be established not later than 90 days after the

beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

(c) *Written Determinations.* All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award and as to the achievement of performance goals relating to Performance Awards under Section 8(b) shall be made in writing in the case of any Award intended to qualify under Code Section 162(m). The Committee may not delegate any responsibility relating to such Performance Awards.

(d) *Status of Section 8(b) Performance Awards Under Code Section 162(m).* It is the intent of the Company that Performance Awards under Section 8(b) granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder (including Regulation Section 1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute "performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, Sections 8(b), (c) and (d), shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. If any provision of the Plan as in effect on the date of adoption or any agreements relating to Performance Awards that are designated as intended to comply with Code Section 162(m) does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

9. ***Change in Control.*** If within 24 months after a Change in Control a Participant's employment with the Company and its Subsidiaries is terminated by the Company without Cause or by the Participant for Good Reason, the following provisions shall apply unless otherwise provided in the Award agreement:

(a) *Options and SARs*. Any Option or SAR carrying a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested as of the time of termination of employment and shall remain exercisable and vested for the balance of the stated term of such Option or SAR without regard to the termination of employment by the Participant.

(b) *Restricted Stock and Restricted Stock Units*. The restrictions, deferral of settlement, and forfeiture conditions applicable to any Restricted Stock or Restricted Stock Unit shall lapse and such Awards shall be deemed fully vested as of the time of the termination of employment, except to the extent of any waiver by the Participant.

(c) *Limitations on Company in Event of a Change in Control.* In the event of a Change in Control, the Company shall take or cause to be taken no action, and shall undertake or permit to arise no legal or contractual obligation, that results or would result in any postponement of the issuance or delivery of Stock or payment of benefits under any Award or the imposition of any other conditions on such issuance, delivery or payment, to the extent that such postponement or other condition would represent a greater burden on a Participant than existed on the 90th day preceding the Change in Control.

10. ***General Provisions.***

(a) *Limits on Transferability; Beneficiaries.* Except as otherwise provided in this Section 10(a), no Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Company or a Subsidiary), or assigned or transferred by such Participant other than by will or the laws of descent and distribution upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative.

(i) *Transferability of Options*. Unless otherwise specified in the Award, an Option may be transferred pursuant to a domestic relations order issued by a court of competent jurisdiction or to an immediate family member of the Participant under such terms and conditions as may be determined, from time to time, by the Committee. An "immediate family member" is defined as the Participant's spouse, child, grandchild, parent or a trust established for the benefit of such family members. With respect to any Option transferred pursuant to this Section 10(a)(i), any such Option shall be exercisable only by the designated transferee or the designated transferee's legal representative.

(ii) *Transferability of Restricted Stock Units*. A Participant may designate one or more Beneficiaries to receive his or her interest under the Plan that is related to Restricted Stock Units in the event of his or her death.

(iii) *Beneficiaries and Transferees Subject to Terms of Award*. Any Beneficiary or transferee, or other person claiming any rights under the Plan from or through any Participant, shall be subject to all terms and conditions of the Plan and any Award agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(b) *Adjustments.* In the event that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event results in existing holders of Stock holding stock or other securities that differ in kind, character or amount from the Stock previously held by them, the Committee shall provide such adjustments or substitutions with respect to the Plan and to the Awards and to any prior plan and to awards granted thereunder as are necessary and appropriate to prevent each holder of outstanding Awards or awards issued under a prior plan from experiencing a significant increase or decrease, solely by reason of such transaction: (i) in the case of Options or similar Awards, in the holder's then existing spread value (i.e., the difference between the exercise or grant price of the Award and the fair market value of the related Stock), (ii) in the case of Restricted Stock, Restricted Stock Units, or similar full-value Awards, in the then existing fair market value (disregarding restrictions based on future service) of the holder's Awards and, (iii) the number and kind of shares of Stock by which annual per-person Award limitations are measured under Section 5. The actions required by the foregoing shall in no event be interpreted to result in adjustments or substitutions greater than those needed to provide parity of treatment between the holders of such Awards and holders of Stock. The Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards and performance goals related thereto) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or any business unit, or the financial statements of the Company or any Subsidiary, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Subsidiary or business unit, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Performance Awards made under Section 8(b) to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder.

(c) *Taxes.* The Company and any Subsidiary is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. However, this authority shall not include withholding of taxes above the statutorily required withholding amounts where such excess withholding would result in an earnings charge to the Company under U.S. Generally Accepted Accounting Principles.

(d) *Changes to the Plan and Awards.* The Board or the Committee may amend, alter, suspend, discontinue or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of shareowners or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company's shareowners not later than the annual meeting next following such Board action if such shareowner approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareowners for approval. Notwithstanding the foregoing, no such action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award, without the consent of an affected Participant. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the Plan; provided that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award.

(e) *Limitation on Rights Conferred Under Plan.* Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Subsidiary, (ii) interfering in any way with the right of the Company or a Subsidiary to terminate any Eligible Person's or Participant's employment or service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants or employees, or (iv) except as provided in Section 6(d)(ii), conferring on a Participant any of the rights of a shareowner of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(f) *Unfunded Status of Awards; Creation of Trusts.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant or obligation to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Stock, other Awards or other property, or make other arrangements to meet the Company's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(g) *Payments in the Event of Forfeitures; Fractional Shares.* Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(h) *Governing Law.* The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award agreement shall be determined in accordance with Georgia law, without giving effect to principles of conflicts of laws, and applicable federal law.

(i) *Code Section 409A.* This Plan and the Awards are not intended to be subject to Code Section 409A. If this Plan or any Award is treated as subject to Code Section 409A, the Committee reserves the authority to amend this Plan or any Award as necessary to comply with Code Section 409A or to ensure that Code Section 409A does not apply to the Plan or the Award.

EXHIBIT 10.2

**Coca-Cola Enterprises Inc.
20__ Restricted Stock Unit Award**

Restricted Stock Unit Award Recipient:

Performance Condition to Vesting ("Performance Condition"):

Service Condition to Vesting ("Service Condition"):

We are pleased to advise you of your 20__ Restricted Stock Unit Award from Coca-Cola Enterprises Inc. (also referred to as the "Company"), under the 2007 Incentive Award Plan (the "Plan"). The terms and conditions applicable to this Restricted Stock Unit Award ("RSU Award") are described below.

1. **20__ Restricted Stock Unit Award.** A 20__ RSU Award account has been established on your behalf under the Plan, and it has been credited with XXX restricted stock units.

    Your RSU Award represents an unfunded and unsecured promise by the Company to deliver shares of Coca-Cola Enterprises Inc. common stock and to pay certain amounts to you upon the vesting of all or a portion of the restricted stock units credited under this RSU Award.

    The RSU Award does not entitle you to vote any shares of the Company's common stock or receive actual dividends. Your RSU Award may not be transferred, assigned, hypothecated, pledged, or otherwise encumbered or subjected to any lien, obligation, or liability of you or any other party.

2. **Vesting in Restricted Stock Units.** Your right to receive restricted stock units under this RSU Award will vest as of the date both the applicable Performance Condition and the Service Condition are satisfied.

    Although the Performance Condition must still be met within the period specified, the Service Condition will be waived under the following circumstances:

    a. For 100% of your RSU Award, in the event of your death or your termination on account of Disability.

    b. For a *pro rata* portion of your RSU Award, upon your Severance Termination or Rule of 75 Retirement. The *pro rata* portion will be determined as follows: (a) the number of months between the date of this Award and your termination date will be divided by the number of months of employment required under the Service Condition, and (b) the resulting percentage will be applied to your RSU Award to determine the portion for which the Service Condition is waived.

3. **Effect of Termination of Employment.** If your employment with the Company or an Affiliated Company terminates before this Award is vested, the following terms apply:

    a. If, before this Award vests, your employment with the Company or an Affiliated Company terminates on account of any reason other than your death, Disability, Severance Termination or Rule of 75 Retirement, your RSU Award will be forfeited on your termination date.

    b. If, before the Service Condition is met, your employment terminates on account of your death, Disability, Severance Termination, or Rule of 75 Retirement, the portion of your RSU Award for which the Service Condition was waived will vest immediately if the Performance Condition has been met at the time of your termination or on such later date that the Performance Condition is met.

    c. If, after the Service Condition is met, your employment terminates on account of your death, disability, Severance Termination, or Rule of 75 Retirement, 100% of your RSU Award will vest on the date the Performance Condition is met.

4. **Effect of a Change in Control of the Company.** In the event of your Severance Termination within two years of a Change in Control of the Company (as defined in the Plan), your RSU Award shall become vested on your termination date.

5. **Definitions.** For purposes of this Award, the following definitions apply:

    a. An "Affiliated Company" includes any The Coca-Cola Company or any company of which the Company or The Coca-Cola Company owns at least 20% of the voting stock or capital if (i) such company is a party to an agreement that provides for continuation of certain employee benefits upon immediate employment with such company and (ii) the Company agrees to this subsequent employment.

    b. "Disability" means an inability, by reason of a medically determinable physical or mental impairment, to engage in any substantially gainful activity, which condition, in the opinion of a physician approved of by the Company, is expected to have a duration of not less than one year.

    c. "Rule of 75 Retirement" means your retirement at or after you are age 55 and your age and service, when added together, equal 75.

    d. "Severance Termination" means your involuntary termination without Cause or your voluntary termination for Good Reason (as defined in the Plan).

6. **Dividend Equivalents.** Your RSU Award account will earn credits when dividends are declared by the Board of Directors on the Company's common stock ("Dividend Equivalents"). These Dividend Equivalents will be equal to the dividends payable on the same number of shares of stock as the number of restricted stock units granted under this RSU Award.

The Dividend Equivalents credited to your account will become vested on the date any portion of your RSU Award vests. An amount equal to these Dividend Equivalents will be paid to you in cash as soon as practical following the vesting date, but in no event later than March 15th of the year following such vesting date. If your RSU Award (or any portion of the Award) does not vest, all Dividend Equivalent credits will also be forfeited.

7. **Deemed Acceptance of Award.** This document is a summary of your 20__ Restricted Stock Unit Award under the Coca-Cola Enterprises Inc. 2007 Incentive Award Plan, the terms of which are incorporated by reference into this document. There is no need to acknowledge your acceptance of this Award, as you will be deemed to have accepted the Award, as well as the terms and conditions of the Plan and this document unless you notify the Company otherwise in writing.

8. **Acknowledgment of Nature of Plan and Restricted Stock Units.** In accepting the Award, you acknowledge that:

    a. the Plan is established voluntarily by the Company, it is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time, as provided in the Plan;

    b. all decisions with respect to future awards, if any, will be at the sole discretion of the Company;

    c. neither the award of restricted stock units nor any provision of this Award Agreement, the Plan or the policies adopted pursuant to the Plan confer upon you any right with respect to employment or continuation of current employment, and in the event that you are not an employee of the Company, this Award shall not be interpreted to form an employment contract or relationship with the Company;

9. **Tax Obligations.** Regardless of any action the Company or your employer takes with respect to any or all income tax (including federal, state and local taxes), social insurance, payroll tax, payment on account or other tax-related withholding ("Tax-Related Items"), you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company and/or your employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the restricted stock units, including their grant, vesting, or into shares; the receipt of any cash payments; or the subsequent sale of any shares acquired at vesting and the receipt of any dividends; and (2) do not commit to structure the terms of the award or any aspect of the restricted stock units to reduce or eliminate your liability for Tax-Related Items.

Prior to the issuance of shares upon vesting of the restricted stock units or the receipt of any cash payments, you shall pay, or make adequate arrangements satisfactory to the Company or to your employer (in their sole discretion) to satisfy all withholding and payment on account obligations of the Company and/or your employer. In this regard, you authorize the Company or your employer to withhold all applicable Tax-Related Items legally payable by you from your wages or other cash compensation payable to you by the Company or your employer or from cash payment received upon vesting of the restricted stock units. Alternatively, or in addition, if permissible under local law, the Company or your employer may, in their sole discretion, (1) sell or arrange for the sale of shares to be issued on the vesting of the restricted stock units to satisfy the withholding or payment on account obligation, and/or (2) withhold in shares, provided that the

Company and your employer shall withhold only the amount of shares necessary to satisfy the minimum withholding amount.

10. **Compliance with Code Section 409A.** To the extent that this RSU Award is subject to section 409A of the Internal Revenue Code (the "Code"), the Award will be administered in accordance with Code section 409A and the final regulations and other IRS guidance promulgated thereunder. No distribution under this Award may be made earlier than the seventh month following the date of your separation from service if (i) this Award is subject to Code section 409A, (ii) you are a "specified employee" under Code section 409A (as defined from time to time by the Company's General Counsel or his or her delegate) as of the date of your termination and (iii) the distribution is on account of such separation from service. Further, the Company reserves the authority to amend this Award as necessary to comply with Code section 409A.

11. **Data Privacy**. By accepting this award, you hereby explicitly consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this Award Agreement by and among, as applicable, your employer, the Company, and Affiliated Companies for the exclusive purpose of implementing, administering and managing your participation in the Plan.

    You understand that the Company and your employer may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all restricted stock units or any other entitlement to shares awarded, canceled, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing the Plan ("Data"). You understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country, or elsewhere, and that the recipient's country may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required to a broker, escrow agent or other third party with whom the shares received upon vesting of the restricted stock units may be deposited. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consent herein, in any case without cost, by contacting in writing the Stock Plan Administrator. You understand that refusal or withdrawal of consent may affect your ability to participate in the Plan.

12. **Electronic Delivery.** The Company may, in its sole discretion, decide to deliver any documents related to restricted stock units awarded under the Plan or future restricted stock units that may be awarded under the Plan by electronic means or request your consent to participate in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

13. **Plan Administration.** The Plan is administered by a Committee of the Company's Board of Directors, whose function is to ensure the Plan is managed according to its respective terms and conditions. To the extent any provision of this award is inconsistent or in conflict with any provision of the Plan, the Plan shall govern. A request for a copy of the Plan and any questions pertaining to the Plan should be directed to:

> STOCK PLAN ADMINISTRATOR
> COCA-COLA ENTERPRISES INC.
> P.O. BOX 723040
> ATLANTA, GA, USA 31139-0040
> (770) 989-3000